UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1996


                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ____________



                       Commission file number: 1-6179




                            THIOKOL CORPORATION
                              BARGAINING UNIT
                   RETIREMENT SAVINGS AND INVESTMENT PLAN




                            THIOKOL CORPORATION
               2475 Washington Blvd., Ogden, Utah 84401-2398

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN
Audited Financial Statements

December 31, 1996 and 1995










Report of Independent Auditors..........................................1

Statements of Net Assets Available for Benefits.........................2

Statements of Changes in Net Assets Available for Benefits..............3

Notes to Financial Statements...........................................4

                       Report of Independent Auditors
                       ------------------------------


Compensation Committee
   of the board of Directors
Thiokol Corporation

We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

April 11, 1997

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31
                                                    1996                 1995
                                             -------------------  -------------------
ASSETS
  Investments, at fair value - Note C
    Fixed Return Fund                             $2,424,100           $3,814,212
    Government Securities Fund                         5,407                7,212
    Balanced Fund                                    120,669              110,036
    Equity Index Fund                                482,944              388,149
    International Equity Fund                         85,924               70,191
    Aggressive Equity Fund                            80,036               84,639
    Thiokol Corporation Stock Fund                   143,304              164,724
                                                  ----------           ----------
                     TOTAL INVESTMENTS             3,342,384            4,639,163

  Loans to participants                               30,838              133,223
  Accrued income receivable                            4,757                5,778
                                                  ----------           ----------

                          TOTAL ASSETS             3,377,979            4,778,164

LIABILITIES
  Withdrawals payable                                    431                6,405
                                                  ----------           ----------

                  NET ASSETS AVAILABLE
                          FOR BENEFITS            $3,377,548           $4,771,759
                                                  ==========           ==========


See notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                      Year Ended December 31
                                                      1996                 1995
                                              -------------------  -------------------

Contributions and investment income
  Company contributions                            $   78,611           $  160,124
  Participant contributions                           240,437              466,432
  Rollover contributions                               59,936                 -
  Dividend income                                      15,420               17,230
  Interest income                                     186,779              229,945
                                                   ----------           ----------

                   TOTAL CONTRIBUTIONS AND
                         INVESTMENT INCOME            581,183              873,731

Net gain on sale of plan assets - Note D               73,002               25,149
Net unrealized appreciation in fair
  value of investments - Note C                        63,225              103,097
Participant payments                               (2,099,139)          (1,171,637)
Administrative expenses                                (6,090)              (6,890)
Plan transfers                                         (6,392)             216,168
                                                   ----------           ----------

                   NET (DECREASE) INCREASE         (1,394,211)              39,618

Net assets available for benefits at
  beginning of year                                 4,771,759            4,732,141
                                                   ----------           ----------

                  NET ASSETS AVAILABLE FOR
                   BENEFITS AT END OF YEAR         $3,377,548           $4,771,759
                                                   ==========           ==========



See notes to Financial Statements.

THIOKOL CORPORATION BARGAINING UNIT

RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
--------

All investments of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan (the Plan) are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided it by the investment managers The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

On January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system. Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. The NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the composite value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All bargaining unit employees of the Kingston Division of Huck International, Inc. (Kingston) are eligible to participate in the Plan. During 1995 bargaining unit employees of the Longhorn Division of the Company (Longhorn), who previously participated in the Retirement Savings and Investment Plan for Certain Bargaining Employees of Thiokol Corporation, ratified new contracts which shifted participation to the Plan. All assets from those participants' previous plan were transferred to the Plan during 1995.

In October 1996, all operations ceased at the Huntsville Division. As a result, there are no longer any active employees from Huntsville participating in the Plan. However, several former Huntsville employees have balances in the Plan.

NOTE B - DESCRIPTION OF THE PLAN

Participation in the Plan is voluntary. Longhorn participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. For Longhorn participants the Company contributes an amount equal to 50% of the participants' base pay up to 6%, adjusted for any current forfeitures and reinstatement of prior forfeitures. Kingston participants may make contributions to the plan for any whole percentage up to a maximum of 8% of base pay. Huck International, Inc. contributes an amount equal to 50% of each Kingston participant's base pay up to 4%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Longhorn participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
------------------

This fund is managed by Connecticut General Life Insurance Company (CGLC) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.50% and 5.75% for the first and second halves of 1996 respectively, and 5.10% and 5.50% for the first and second halves of 1995 respectively. The average yield for the fund was 5.63% and 5.30% for 1996 and 1995 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of CGLC.

Government Securities Fund:
---------------------------

This fund is managed by Metropolitan Life Insurance Company (Met) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association Fixed Income
Securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.00% and 5.25% for the first and second halves of 1996 respectively, and 4.60% and 5.00% for the first and second halves of 1995 respectively. The average yield for the fund was 5.13% and 4.80% for 1996 and 1995 respectively.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of Met.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

NOTE C - INVESTMENTS

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price -Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio mangers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

NOTE C - INVESTMENTS

Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the funds in Target were liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $2,500, and the fund under the new managers recognized a realized gain of $1,623 resulting in a net realized loss of $877 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.

NOTE C - INVESTMENTS


During 1996 and 1995, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                   Appreciation
                                                  (Depreciation)
                                                  in Fair Value
                                                During the Period         Fair Value              Cost
                                             -----------------------   ------------------   ------------------
December 31, 1996:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                   $2,424,100           $2,424,100
      Government Securities Fund                                               5,407                5,407
  Fair value as determined by
    quoted market prices:
      Balanced Fund                               $  7,577                   120,669              107,705
      Equity Index Fund                             42,454                   482,944              357,208
      International Equity Fund                      6,001                    85,924               77,854
      Aggressive Equity Fund                          (825)                   80,036               82,258
      Thiokol Corporation Stock Fund                 8,018                   143,304               94,049
                                                  --------                ----------           ----------

                                                  $ 63,225                $3,342,384           $3,148,581
                                                  ========                ==========           ==========

December 31, 1995:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                   $3,814,212           $3,814,212
      Government Securities Fund                                               7,212                7,212
  Fair value as determined by
    quoted market prices:
      Balanced Fund                               $  7,267                   110,036              102,769
      Equity Index Fund                             81,612                   388,149              309,760
      International Equity Fund                      4,320                    70,191               65,871
      Aggressive Equity Fund                        (5,427)                   84,639               90,066
      Thiokol Corporation Stock Fund                15,325                   164,724               97,504
                                                  --------                ----------           ----------

                                                  $103,097                $4,639,163           $4,487,394
                                                  ========                ==========           ==========

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                       Year Ended December 31, 1996
                                                          --------------------------------------------------------
                                                                Fixed               Gov't
                                                               Return                Sec.            Balanced
                                                                Fund                 Fund              Fund
                                                          ------------------     -------------    ----------------
Contributions and investment
  income:

  Company contributions                                      $   48,564             $  201            $    570
  Participant contributions                                     150,593              1,075               6,595
  Rollover contributions                                         27,794                -                13,334
  Dividend income                                                                                        3,968
  Interest income                                               184,546                368                   1
                                                             ----------             ------            --------

                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME                    411,497              1,644              24,468

Net gain (loss) on sale of plan assets                                                                   3,956
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                                            7,577
Participant payments                                         (1,813,025)              (831)            (79,277)
Administrative expenses                                          (4,858)                (9)               (178)
Plan transfers                                                  (24,620)                (3)                (51)
Participant transfers                                           (17,005)            (2,707)             51,530
                                                             ----------             ------            --------

                     NET (DECREASE) INCREASE                 (1,448,011)            (1,906)              8,025

Net assets available for benefits
  at beginning of year                                        3,903,698              7,373             110,965
                                                             ----------             ------            --------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR                 $2,455,687             $5,467            $118,990
                                                             ==========             ======            ========

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                       Year Ended December 31, 1996
                                         ------------------------------------------------------------------------------
                                             Equity          Int'l         Aggressive        Company
                                             Index           Equity          Equity           Stock
                                             Fund             Fund            Fund            Fund             Total
                                         --------------   ------------    ------------    -------------    ------------
Contributions and investment
  income:

  Company contributions                      $ 14,901        $ 2,282         $ 3,887         $  8,206        $   78,611
  Participant contributions                    41,771          8,315          11,680           20,408           240,437
  Rollover contributions                       14,690          4,118            -                -               59,936
  Dividend income                               7,249          1,129             187            2,887            15,420
  Interest income                                 488             61              20            1,295           186,779
                                             --------        -------         -------         --------        ----------

               TOTAL CONTRIBUTIONS AND
                     INVESTMENT INCOME         79,099         15,905          15,774           32,796           581,183

Net gain (loss) on sale of plan assets         29,331          5,955            (877)          34,637            73,002
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                  42,454          6,001            (825)           8,018            63,225
Participant payments                         (127,718)       (13,283)        (24,822)         (40,183)       (2,099,139)
Administrative expenses                          (596)          (149)            (44)            (256)           (6,090)
Plan transers                                  17,012            (36)          9,321           (8,015)           (6,392)
Participant transfers                          35,908         (3,895)         (7,123)         (56,708)            -
                                             --------        -------         -------         --------        ----------

               NET (DECREASE) INCREASE         75,490         10,498          (8,596)         (29,711)       (1,394,211)

Net assets available for benefits
  at beginning of year                        408,699         77,211          88,928          174,885         4,771,759
                                             --------        -------         -------         --------        ----------

              NET ASSETS AVAILABLE FOR
               BENEFITS AT END OF YEAR       $484,189        $87,709         $80,332         $145,174        $3,377,548
                                             ========        =======         =======         ========        ==========


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                       Year Ended December 31, 1995
                                                          --------------------------------------------------------
                                                                Fixed               Gov't
                                                               Return                Sec.             Balanced
                                                                Fund                 Fund               Fund
                                                          ------------------     -------------    ----------------

Contributions and investment
  income:

  Company contributions                                     $  116,076              $1,031           $  1,172
  Participant contributions                                    350,072               3,502              4,718
  Dividend income                                                                                       3,772
  Interest income                                              226,647                 398                 69
                                                            ----------              ------           --------

                    TOTAL CONTRIBUTIONS AND
                          INVESTMENT INCOME                    692,795               4,931              9,731

Net gain on sale of plan assets                                                                         5,473
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                                           7,267
Participant payments                                        (1,021,718)             (5,495)           (18,231)
Administrative expenses                                         (6,009)                (12)              (110)
Plan transfers                                                 216,168                 -                  -
Participant transfers                                         (271,250)               (258)           106,835
                                                            ----------              ------           --------

                    NET (DECREASE) INCREASE                   (390,014)               (834)           110,965

Net assets available for benefits
  at beginning of year                                       4,293,712               8,207                -
                                                            ----------              ------           --------

                   NET ASSETS AVAILABLE FOR
                    BENEFITS AT END OF YEAR                 $3,903,698              $7,373           $110,965
                                                            ==========              ======           ========


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                    Year Ended December 31, 1995
                                        -------------------------------------------------------------------------------------
                                            Equity           Int'l         Aggressive           Company
                                            Index           Equity           Equity              Stock
                                            Fund             Fund             Fund               Fund               Total
                                        -------------     ------------    --------------    --------------     --------------
Contributions and investment
  income:

  Company contributions                  $ 22,342           $ 1,711          $ 3,011          $ 14,781           $  160,124
  Participant contributions                57,864             5,083            8,028            37,165              466,432
  Dividend income                           8,730             1,556             -                3,172               17,230
  Interest income                             745                41               74             1,971              229,945
                                         --------           -------          -------          --------           ----------

          TOTAL CONTRIBUTIONS AND
                INVESTMENT INCOME          89,681             8,391           11,113            57,089              873,731

Net gain on sale of plan assets             1,436             1,209            5,579            11,452               25,149
Net unrealized appreciation
  (depreciation) in fair value of
  investments                              81,612             4,320           (5,427)           15,325              103,097
Participant payments                      (80,062)             (578)          (9,738)          (35,815)          (1,171,637)
Administrative expenses                      (436)              (72)             (33)             (218)              (6,890)
Plan transfers                                -                 -               -                  -                216,168
Participant transfers                      37,731            63,941           87,434           (24,433)                -
                                         --------           -------          -------          --------           ----------

          NET (DECREASE) INCREASE         129,962            77,211           88,928            23,400               39,618

Net assets available for benefits
  at beginning of year                    278,737               -               -              151,485            4,732,141
                                         --------           -------          -------          --------           ----------

         NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR        $408,699           $77,211          $88,928          $174,885           $4,771,759
                                         ========           =======          =======          ========           ==========



NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1996 and 1995 was as follows:

                                            March 31          June 30          Sept 30           Dec 31
                                         --------------   ---------------  ---------------  ---------------
Calendar Year 1996

  Fixed Return Fund                         10.6708           10.8135          10.9622          11.1209
  Government Securities Fund                10.6097           10.7396          10.8787          11.0196
  Balanced Fund                             13.1734           13.4550          13.7435          14.6521
  Equity Index Fund                         14.4606           15.0990          15.5518          16.8403
  International Equity Fund                 11.8484           12.3096          12.3838          12.9706
  Aggressive Equity Fund                    10.4971           10.8888          10.4508          10.5032
  Thiokol Corporation Stock Fund            15.5724           14.0127          16.5682          15.7884


Calendar Year 1995

  Fixed Return Fund                         10.1762           10.3031          10.4429          10.5299
  Government Securities Fund                10.1619           10.2773          10.4047          10.4827
  Balanced Fund                             10.7836           11.6447          12.2787          12.7871
  Equity Index Fund                         11.1327           12.1974          13.1570          13.7356
  International Equity Fund                  9.9686           10.4582          10.9479          11.2173
  Aggressive Equity Fund                    10.5847           11.6723          13.0732          11.1457


                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 11, 1997, with respect to the financial statements of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


                                                      /s/ Ernst & Young LLP



Salt Lake City, Utah
June 20, 1997

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        THIOKOL CORPORATION BARGAINING UNIT
                                     RETIREMENT SAVINGS AND INVESTMENT PLAN




Date: June 20, 1997                     /s/ Richard L. Corbin
                                        -----------------------------------
                                        Richard L. Corbin, Senior Vice
                                        President and Chief Financial
                                        Officer for the Plan Administrative
                                        Committee